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                                                                     EXHIBIT 23


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY


FELICIA BERNSTEIN on behalf of herself and all others   )   C.A. No. 16989
similarly situated,                                     )
                                                        )
                        Plaintiff,                      )   Class Action
                                                        )   Complaint
                                                        )
              v.                                        )
                                                        )
VLSI TECHNOLOGY, INC., RICHARD M. BEYER,                )
PIERRE BONELLI, ROBERT P. DILWORTH,                     )
WILLIAM G. HOWARD, JR., PAUL R. LOW,                    )
ALBERT J. STEIN AND HORACE H. TSIANG,                       )
                                                        )
                        Defendants.                     )
---------------------------------------------------------

          Plaintiff, by her attorneys, alleges upon information and belief except with respect to her ownership of VLSI Technology Inc. ("VLSI" or the "Company") common stock, which is alleged upon personal knowledge, as follows:

                                    PARTIES

          1.     Plaintiff is the owner of common stock of defendant VLSI.

          2. VLSI Technology Inc. is a Delaware corporation with executive offices at 1151 McKay Drive, San Jose, California 9513 1. As of March 18, 1998, VLSI had approximately 45 million shares of common stock outstanding.

          3. Defendant Richard M. Beyer is President, Chief Operating Officer and a Director of VLSI.

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          4.     Defendant Pierre S. Bonelli is a Director of VLSI.

          5.     Defendant Robert P. Dilworth is a Director of VLSI.

          6.     Defendant William G. Howard, Jr. is a Director of VLSI.

          7.     Defendant Paul R. Low is a Director of VLSI.

          8. Defendant Alfred J. Stein is Chairman of the Board, Chief Executive Officer and a Director of VLSI.

          9.     Defendant Horace H. Tsiang is a Director of VLSI.

          10. The foregoing individuals (collectively the "Individual Defendants"), as directors and/or officers of VLSI, owe fiduciary duties to VLSI and its public shareholders. The Defendants are using their fiduciary positions of control over the Company to thwart others in their legitimate attempts to acquire the Company and the Individual Defendants are trying to entrench themselves in their positions with VLSI.

                           CLASS ACTION ALLEGATIONS

          11. Plaintiff brings this action on behalf of herself and as a class action on behalf of all public shareholders of defendant VLSI (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

          12. This action is properly maintainable as a class action for the following reasons:


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                 (a)     The class of shareholders for whose benefit this
action is brought is so numerous that joinder of all class members is impracticable. As of March 1998, there were over 45 million shares of defendant VLSI's common stock outstanding owned by shareholders scattered throughout the United States.

                 (b) There are questions of law or fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, INTER ALIA, the following:

                         (i)     Whether the Defendants have breached their
fiduciary duties owed by them to Plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein; and

                         (ii)    Whether Plaintiff and the other members of
the Class will be irreparably damaged by the conduct complained of herein.

          13. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          14. Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.


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          15.    For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                            SUBSTANTIVE ALLEGATIONS

          16. On February 26, 1999, Royal Philips Electronics NV proposed to acquire VLSI for $17 a share in cash, i.e. a 58% premium over the unaffected trading price.

          17. A WALL STREET JOURNAL ("WSJ") article of March 1, 1999 reported that Philips made this unsolicited offer because it had not received any responses to discussions it had had with the Company. A March 3, 1999 WSJ article revealed that Philips had actually opened discussions as far back as September, 1998 and had met on numerous occasions since, hence Philips' announcement on March 3, 1999 that it had no choice but to prepare for a full blown proxy fight. Philips announced on that day that if it did not receive a response by that evening it would begin its tender offer.

          18. The VLSI board met on March 3, 1999 and announced that it would evaluate the Philips proposal with its bankers at a board meeting on March 23, 1999. The VLSI board is now further delaying dealing with Philips, after previously failing to properly entertain the Philips offer to acquire the Company. In response, and evidencing Philips' dissatisfaction with VLSI's improper foot dragging, Philips announced on March 4, 1999 it would commence a tender offer at $17 per share.

          19. Defendants' failure to promptly and properly act upon Philips offer evidences their disregard for the premium being offered to VLSI shareholders. By failing to


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properly pursue the offer, defendants are depriving plaintiff and the Class of the opportunity to receive maximum value for their shares.

          20. VLSI represents a highly attractive acquisition candidate. Defendants' actions are depriving the Company's public shareholders of the premium that Philips is prepared to pay, or of the enhanced premium that further negotiation or exposure of VLSI to the market could provide.

          21. Defendants owe fundamental fiduciary obligations to VLSI's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company's public stockholders will be protected, to consider seriously all BONA FIDE offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of VLSI must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's stockholders.

          22. Because defendants dominate and control the business and corporate affairs of VLSI and because they are in possession of private corporate information concerning VLSI's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public stockholders of VLSI. This


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discrepancy makes it inherently unfair for defendants to entrench themselves at the expense of VLSI's stockholders.

          23. In connection with the conduct described herein, the Individual Defendants have breached their fiduciary duties by, among other things, failing to consider promptly and properly the possibility of a transaction with Philips.

          24. The Individual Defendants have acted to entrench themselves in their offices and positions all at the expense and to the detriment of the public stockholders of VLSI.

          25. As a result of the actions of the Individual Defendants, plaintiffs and the other members of the Class have been and will be damaged in that they are being prevented from obtaining a premium for their shares of VLSI's common stock.

          26. Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiffs and the Class of their rights to realize value for their stock at a premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

          27. Only through the exercise of this Court's equitable powers can plaintiffs be fully protected from the irreparable injury which defendants' actions threaten to inflict.

          28.    Plaintiff and the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:


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                 (a)  Declaring this to be a proper class action and
certifying plaintiff as a class representative;

                 (b) Ordering the Individual Defendants to fulfill their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                      (i) Cooperate fully with any entity or person, including Philips, having a bona fide interest in proposing any transactions that would maximize shareholder value, including, but not limited to, a merger or acquisition of VLSI;

                      (ii) Take all appropriate steps to enhance VLSI's value and attractiveness as a merger/acquisition candidate;

                      (iii) Act independently so that the interests of the Company's public stockholders will be protected; and

                      (iv) Adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of VLSI;

                 (c) Ordering the Individual Defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                 (d) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff s attorneys' and experts' fees; and


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                 (e)  Granting such other and further relief as may be just and proper.


Dated:  March 4, 1999

                                       CHIMICLES & TIKELLIS LLP


                                                /s/ James C. Strum
                                       ------------------------------------
                                       Pamela Tikellis
                                       James C. Strum
                                       Robert J. Kriner, Jr.
                                       One Rodney Square
                                       Wilmington, Delaware 19899
                                       (302) 656-2500


OF COUNSEL:


WOLF HALDENSTEIN ADLER FREEMAN HERZ LLP
270 Madison Avenue
New York, New York 10016
(212) 545-4600


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